Exhibit 1.01

Ashland Inc.
Conflict Minerals Report
For the Reporting Period from January 1, 2015 to December 31, 2015
1. Introduction
This Conflict Minerals Report (this “Report”) of Ashland Inc. (“Ashland” or the “Company”) is filed as an exhibit to Form SD as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the reporting period from January 1 through December 31, 2015.  This Report refers to Section 13(p) of the Exchange Act, which was added by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank”), Rule 13p-1 of the Exchange Act and Form SD, collectively, the “conflict minerals rule.”  Certain terms in this Report are defined in the conflict minerals rule and the reader is referred to that source and to SEC Release No. 34-67716 issued on August 22, 2012 (the “SEC Release”) for such definitions.

The conflict minerals rule was adopted by the U.S. Securities and Exchange Commission (“SEC”) pursuant to Dodd-Frank.  The conflict minerals rule requires public companies that manufacture or contract to manufacture products that contain “conflict minerals” that are necessary to the functionality or production of those products to disclose certain information annually about the source and origin of “conflict minerals” originating in the “Covered Countries.”  The “conflict minerals” are gold, columbite-tantalite (coltan), cassiterite, and wolframite (including their derivatives, tantalum, tin and tungsten).  The “Covered Countries” are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

For the reporting period that is the subject of this Report, Ashland conducted a review of its products and found that small quantities of tin compounds are found in certain of its product lines.  The affected product lines represent only a small portion of the Company’s business.  After conducting a reasonable country of origin inquiry (“RCOI”), described below, the Company knows or has reason to believe that some of its products manufactured or contracted for manufacture contain necessary conflict minerals that originated or may have originated, in the Covered Countries and that they are not or may not be from recycled or scrap sources.  Therefore, the Company conducted due diligence on the source and chain of custody of those necessary conflict minerals in its products for the 2015 calendar year. “Necessary conflict minerals” include those conflict minerals that are necessary to the functionality or production of a product that is manufactured by the Company or contracted to be manufactured by the Company.

The Company is not required to obtain an independent private sector audit report for this Report.

2. Company Overview
Ashland is a global leader in specialty chemicals and, through Valvoline, a premium consumer-branded lubricant supplier. Ashland provides products, services and solutions that meet customers’ needs throughout a variety of industries in more than 100 countries.  Its chemistry is used in a wide variety of markets and applications, including architectural coatings, adhesives, automotive, construction, energy, food and beverage, personal care, and pharmaceutical.

Ashland’s supply chain is complex, and there are many indirect suppliers in the supply chain between it and the mines or locations of origin of its necessary conflict minerals.  The Company does not purchase any conflict minerals directly from mines, smelters or refiners.  Therefore, it must rely on its direct and indirect suppliers, including distributors, to provide information about the source and chain of custody of its necessary conflict minerals.

The only necessary conflict minerals contained in Ashland’s products are tin compounds.  There has been much discussion as to whether such compounds are within the scope of the conflict minerals rule. Certain SEC comments in the SEC Release, language from SEC reply briefs in the legal challenge to the conflict minerals rule, and the posting by the SEC of a letter drafted by counsel to certain industry groups memorializing a conversation with the SEC on this topic suggest that these organic compounds are not within the scope of the conflict minerals rule.  However, until more definitive SEC guidance is available, the Company will continue to report on its use of these necessary tin compounds that are contained in its products.

3. Reasonable Country of Origin Inquiry

For the Company and all of its consolidated subsidiaries and affiliates, the Environmental, Health and Safety department (“EH&S”) identified the Company’s products that contained conflict minerals or were reasonably likely to contain conflict minerals by reviewing and confirming the accuracy of data obtained for calendar years 2013 and 2014, and updating it to include any new products and materials purchased in calendar year 2015.  After collecting this data, EH&S identified the entities that supplied the product or material containing, or reasonably likely containing, the necessary conflict minerals.  EH&S and the Company’s Supply Chain department (“Supply Chain”) then identified the products containing necessary conflict minerals that Ashland manufactured or contracted for manufacture during calendar 2015 by pulling purchase orders for calendar year 2015.

Tin (in the form of tin compounds) was the only necessary conflict mineral contained in any of the Company’s products in calendar year 2015.  EH&S used the Company’s enterprise resource planning (“ERP”) system to collect this data. Supply Chain also reviewed the list of materials and suppliers provided by EH&S and queried the Company’s data warehouse and ERP system to confirm the relevant suppliers and verify the data provided by EH&S.  This resulted in a list of only 12 applicable suppliers or distributors who provided materials containing necessary tin compounds, or that were reasonably likely to contain necessary tin compounds, for the Company’s products that were completed in calendar year 2015.

To perform the RCOI regarding the tin compounds, the Company surveyed all 12 applicable suppliers and attempted to obtain supporting documentation from them to verify the origin of the tin compound they supplied to Ashland.  The Company used the Conflict Minerals Reporting

Template (the “CMRT”) developed by the Conflict-Free Sourcing Initiative (the “CFSI”) for its questionnaire to suppliers.  This questionnaire requested information the Company needed to complete the RCOI and the due diligence discussed in more detail below.  The Company, primarily Legal, but with some assistance of outside counsel, reviewed and analyzed the responses from the applicable suppliers against its ERP data to determine if the responses were complete and consistent with the rest of the information the Company obtained.  The Company communicated further with those applicable suppliers who provided responses that were incomplete, inconsistent or that were not completed using the CMRT.

As a result of those responses, the Company knows or has reason to believe that some of the products it manufactured or contracted to manufacture during the reporting period that is the subject of this Report contain necessary conflict minerals that originated or may have originated in the Covered Countries and knows or has reason to believe that those necessary conflict minerals may not be from recycled or scrap sources. Accordingly, the Company performed due diligence in an effort to determine the source and chain of custody of these necessary conflict minerals.

4. Due Diligence

Design of Due Diligence
As required by the conflict minerals rule, the Company’s due diligence measures were designed to conform, in all materials respects, with the due diligence framework set forth in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, 2013, and the related supplement for tin, tantalum and tungsten (“OECD Guidance”).

Due Diligence Measures Performed
OECD Step 1: Establish and maintain strong company management systems:
Ashland took a number of the steps described in the OECD Guidance to maintain strong company management systems.  The Company Supplier Code of Conduct includes a conflict minerals policy, which states that Ashland will work with suppliers and will strive to ensure that any conflict minerals contained in the Company’s products come from conflict-free sources.  Additionally, the policy requires suppliers to provide information about their use of conflict minerals in products sold to the Company. The Supplier Code of Conduct is publicly available on our website at http://www.ashland.com/suppliers/code-of-conduct.  The content of any website referred to in this Report is included for general information only and is not incorporated by reference in this Report.
The Company also has a working group for conflict minerals compliance (the “Working Group”), comprised of individuals from EH&S, Legal, the Internal Audit department (“Internal Audit”) and Supply Chain.   The Working Group consulted outside counsel and external auditors regarding the requirements of the conflict minerals rule.  The Working Group, primarily through Supply Chain, was responsible for performing the due diligence.  The Working Group documented the due diligence steps it took in a Conflict Minerals Compliance Memorandum.  Members of the Working Group provided periodic updates to senior management regarding the status of due diligence efforts and presented on the conflict minerals rule to the Ethics and

Compliance Committee. Additionally, conflict minerals compliance was included as a section in a compliance report provided to the Audit Committee.
In addition to the Supplier Code of Conduct discussed above, the Company communicated directly with all of its applicable suppliers and requested that they cooperate with its efforts to identify the source and chain of custody of the necessary conflict minerals by completing the CMRT.
The Working Group has recommended that the Company retain relevant supplier response documentation for no less than five years in accordance with the OECD Guidance.
OECD Step 2: Identify and assess risks in supply chain:
The Company has communicated with its suppliers about the conflict minerals rule, provided a description of the conflict minerals rule, listed a link to training and videos where the supplier could obtain more information, and requested that they complete version 4.01b of the CMRT. The Working Group enforced the CMRT as the method to gather information about the Company’s supply chain.
The Company received responses from 12 out of 12 applicable suppliers that it surveyed as part of its due diligence, and of the nine that indicated that they supplied products that contained conflict minerals, eight provided lists of smelters and refiners that may be in their supply chains. For those suppliers who provided information on smelters and refiners, the Company used the Conflict-Free Smelter Program initiated by the CFSI to verify whether those smelters and refiners were certified as “compliant” smelters by the Conflict-Free Smelter Program or were on the Conflict Free Smelter Program (“CFSP”) active list.
The Working Group periodically discussed the status of the applicable supplier survey results on their conference calls.
OECD Step 3: Design and implement a strategy to respond to identified risks:
The Working Group discussed the status of the due diligence and actions to mitigate supply chain risks, if any were identified.  Working Group members periodically provided updates of the due diligence to senior management.
Another step taken to manage risks was to gather information on conflict minerals from suppliers as part of the supplier on-boarding process.  New suppliers filled out a survey and provided compositional information for their products.  A question on that survey specifically asks whether conflict minerals are included in the product or material.  Once that information is gathered, there is a flag set up in the ERP system that prompts the user to send a notification to the EH&S team if a product or material being ordered contains a component classified as a conflict mineral.  Although this has not occurred yet, the Company’s policy is that if it does occur, the Company would send the CMRT to the new supplier to inquire about the source and chain of custody of the conflict minerals.  The Company will then only proceed with the order if a complete and consistent survey is provided by the new supplier.  There have been no new suppliers that supply products containing necessary conflict minerals to the Company since the system was implemented.  Suppliers who have already been on-boarded would not be caught by the flag in the ERP system.
In calendar year 2015, Internal Audit reviewed Ashland’s ERP system to confirm the newly established conflict minerals rule set detects when conflict minerals are being introduced into the ERP system.  The rule set was established to maintain the current list of conflict minerals to be run against any new product or material entered into the ERP system.  In addition, during calendar year 2015, the EH&S team performed a review of the existing products and materials to confirm compliance with the rule set and as a secondary check to identify conflict minerals that are contained in products being ordered.  Internal Audit completed the review in calendar year 2015 and issued a report with its findings.
The Company has also mitigated risks by training Legal, Supply Chain and EH&S personnel on the conflict minerals rule. The training was accomplished by having certain employees attend a meeting with external auditors about the requirements and having someone from Supply Chain periodically join the weekly CFSI conflict mineral calls.
OECD Step 4: Carry out independent third-party audit of smelter’s/refiner’s due diligence practices:
The Company does not have direct relationships with smelters or refiners of conflict minerals and it does not carry out audits of these facilities.  However, the Company supports audits conducted by third-parties through its membership in the CFSI (membership code: ASHL) and by urging its suppliers to complete the CMRT, which would require them to gather information from their suppliers.  The Company relies on industry efforts to influence smelters and refiners to get audited and become certified through the Conflict-Free Smelter Program.  The data on which the Company relied for certain statements made in this Report was obtained through its membership in the CFSI.
OECD Step 5: Report annually on supply chain due diligence:
This Report and the Form SD are available on the Company’s website at http://investor.ashland.com/sec.cfm and are filed with the SEC.

5. Results of Review

Facilities used to process the necessary conflict minerals
We received completed CMRTs or letter responses from 12 suppliers, three of which indicated that their products contained no conflict minerals.  Of the remaining nine suppliers, seven indicated that they identified all smelters and refiners provided by their suppliers.   Of those same nine suppliers, one responded on a company-wide basis and one responded on a user-defined basis, and none of their information was specific enough to identify the particular smelters that processed the necessary conflict minerals in products sold to us.

The remaining seven of the nine suppliers responded on a product-level basis.  One of those suppliers that gave product-level information provided the name of only one smelter for the tin in those products.  Therefore, based on that supplier’s information, we believe that Yunnan Tin Company, CID002180, which is listed on the CFSI website as CFSP-compliant, is a smelter that processed certain of the tin compounds in our products. The rest of the suppliers that gave product-level responses did not provide sufficient detail to identify the particular smelters that processed the necessary conflict minerals in products sold to us.

We analyzed and compared all 23 smelters and refiners named by our suppliers, and based on public information on the CFSP website as of May 20, 2016, we determined that 22 have received a conflict-free CFSP compliant designation by the CFSP, and one is a known smelter but is not designated as CFSP-compliant or active.

Combining all such supplier responses and including the information from the CFSI website, we believe that the facilities that may have been used to process the tin compounds contained in our products include, but may not be limited to, the smelters and refiners listed in Annex I below.

 Countries of origin of the Company’s necessary conflict minerals

None of our suppliers provided us with country of origin information.  We were not able to determine the specific country of origin of the tin compounds that were contained in the products that we purchased from our suppliers.

Efforts to determine the conflict minerals’ mine or location of origin

The Company has determined that the most reasonable effort it can make to determine the mines or locations of origin of its necessary conflict minerals is to seek information from its direct suppliers about the smelters and refiners in its supply chain and to urge its suppliers do the same with their direct suppliers. This was completed by requesting that all applicable suppliers complete the CMRT and following-up with those suppliers that did not complete the CMRT.  Further attempts were made to follow-up with certain suppliers whose responses were incomplete or inconsistent with the other data the Company gathered.  The Company was unable to gather the necessary information from these suppliers to determine the mine or location of origin of its necessary conflict minerals.

6. Due Diligence Limitations

As previously mentioned, the Company does not purchase any conflict minerals directly from mines, smelters or refiners. Due to its position in the supply chain, the Company must rely on its direct and indirect suppliers, including distributors, to provide information about the source and chain of custody of its necessary conflict minerals. Furthermore, the Company must rely on independent third-party audits of smelters and refiners as it does not carry out its own audit of these facilities. These third-party representations and audits may prove to be incorrect or based on fraud. Accordingly, the Company can only provide reasonable, and not absolute, assurance regarding the source and chain of custody of its necessary conflict minerals.

7. Steps Taken and Being Taken to Mitigate Risk

Since January 2015, the Company has taken or expects to take the following steps to mitigate the risk that its necessary conflict minerals benefit or finance armed groups and to improve the results of its due diligence measures.  In addition to these extra steps set forth below, the Company is continuing to engage in the activities described above in “Due Diligence – Due Diligence Measures Performed.”

As a result of the training already provided to internal Legal, EH&S and Supply Chain personnel, they will continue to be available to respond to questions from employees and third-parties about the Company’s expectations for conflict minerals compliance.  Ashland will continue to train Legal, EH&S and Supply Chain personnel and the Working Group on the conflict minerals rule and best practices for ensuring compliance with the OECD Guidance. In calendar year 2015, select members of the Working Group attended a meeting on conflict minerals with external auditors and periodically attended meetings held by the CFSI.

The Company will continue to collect product and material compositional information through its ERP system and will flag products or materials containing conflict minerals so that it can collect necessary information from suppliers prior to those materials being integrated into Ashland products.  The Company received a report on conflict minerals compliance processes and procedures from Internal Audit in calendar year 2015 and completed steps to improve the process.  Internal Audit intends to continue to test and/or review this system periodically to confirm it is working properly, including a planned review in calendar year 2016.

8. Forward-Looking Statements

This Report contains forward-looking statements. Ashland has identified some of these forward-looking statements with words such as “anticipates,” “believes,” “expects,” “estimates,” “is likely,” “predicts,” “projects,” “forecasts,” “objectives,” “may,” “will,” “should,” “plans” and “intends” and the negative of these words or other comparable terminology. In addition, Ashland may from time to time make forward-looking statements in its annual report, quarterly reports and other filings with the SEC, news releases and other written and oral communications. These forward-looking statements are based on Ashland’s expectations and assumptions, as of the date such statements are made, regarding Ashland’s future operating performance and financial condition, including the proposed separation of its specialty chemicals and Valvoline businesses, the proposed IPO of its Valvoline business, the expected timetable for completing the IPO and the separation, the future financial and operating performance of each company, strategic and competitive advantages of each company, the leadership of each company, and future opportunities for each company, as well as the economy and other future events or circumstances. Ashland’s expectations and assumptions include, without limitation, internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, operating efficiencies and economic conditions (such as prices, supply and demand, cost of raw materials, and the ability to recover raw-material cost increases through price increases), and risks and uncertainties associated with the following: the possibility that the proposed IPO or separation will not be consummated within the anticipated time period or at all, including as the result of regulatory, market or other factors; the potential for disruption to Ashland’s business in connection with the proposed IPO or separation; the potential that the new Ashland and Valvoline do not realize all of the expected benefits of the proposed IPO or separation or obtain the expected credit ratings following the proposed IPO or separation; Ashland’s substantial indebtedness (including the possibility that such indebtedness and related restrictive covenants may adversely affect Ashland’s future cash flows, results of operations, financial condition and its ability to repay debt); the impact of acquisitions and/or divestitures Ashland has made or may make (including the possibility that Ashland may not realize the anticipated benefits from such transactions); severe weather, natural disasters, and legal proceedings and claims (including environmental and asbestos matters). Various risks and uncertainties may cause actual results to differ materially from those stated, projected or implied by any forward-looking statements, including, without limitation, risks and uncertainties affecting Ashland that are described in its most recent Form 10-K (including Item 1A Risk Factors) filed with the SEC, which is available on Ashland’s website at http://investor.ashland.com or on the SEC’s website at http://www.sec.gov. Ashland believes its expectations and assumptions are reasonable, but there can be no assurance that the expectations reflected herein will be achieved. Unless legally required, Ashland undertakes no obligation to update any forward-looking statements made in this Report whether as a result of new information, future events or otherwise.

Annex I
Facilities that may have been used to process the 3TG minerals contained in our products  include the listed smelters

Metal	Smelter	Smelter Identification No.
Tin	China Tin Group Co., Ltd.	CID001070
Tin	Cooperativa Metalurgica de Rondônia Ltda.	CID000295
Tin	CV United Smelting	CID000315
Tin	EM Vinto	CID000438
Tin	Malaysia Smelting Corporation (MSC)	CID001105
Tin	Metallo-Chimique N.V.	CID002773
Tin	Mineração Taboca S.A.	CID001173
Tin	Minsur	CID001182
Tin	Operaciones Metalurgical S.A.	CID001337
Tin	PT Bangka Kudai Tin	CID001409
Tin	PT DS Jaya Abadi	CID001434
Tin	PT Eunindo Usaha Mandiri	CID001438
Tin	PT Inti Stania Prima	CID002530
Tin	PT Mitra Stania Prima	CID001453
Tin	PT Refined Bangka Tin	CID001460
Tin	PT Sariwiguna Binasentosa	CID001463
Tin	PT Stanindo Inti Perkasa	CID001468
Tin	PT Timah (Persero) Tbk Kundur	CID001477
Tin	PT Timah (Persero) Tbk Mentok	CID001482
Tin	PT Tinindo Inter Nusa	CID001490
Tin	Thaisarco	CID001898
Tin	White Solder Metalurgia e Mineração Ltda.	CID002036
Tin	Yunnan Tin Company Limited	CID002180